

February 5, 2013

Via E-Mail
Mr. Todd E. Macomber
Chief Financial Officer
Radiant Logistics, Inc.
405 114th Avenue S.E., Third Floor
Bellevue, WA 98004

> **Re: Radiant Logistics, Inc.**
> **Form 10-K for the year ended June 30, 2012**
> **Filed September 26, 2012**
> **File No. 001-35392**

Dear Mr. Macomber:

We have reviewed your letter dated January 18, 2013, in response to the Staff's letter dated December 19, 2012 and have the following additional comment. Please revise your disclosure in future filings in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 18-Operating and Geographic Segment Information, page F-26

1. We note your response to comment eight and the information cited to support that the company continues to operate in a single segment. However, it does not appear that you have fully addressed the comment. Although you indicate that the CODM focuses on adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA"), and revenue growth compared to the prior year, it is not clear what information is made available to the CODM. Based on how an operating segment is defined, as cited in your response (including its appropriate GAAP literature), we are still unclear of the number of separate operating segments in which the CODM reviews their available discrete financial information. As previously requested, please provide us with financial information for each separate operating segment where this information has also been provided to your CODM. Specifically, please provide revenue and EBITDA (your segment performance measure) for each operating segment. in each of the last two fiscal year periods and explain in detail why you believe your operating segments have similar economic characteristics through similar long-term financial performance, as provided in

the guidance in ASC Topic 280-50-11. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Joe Foti at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at (202) 551-3589 or Lauren Nguyen at (202) 551-3642 with any other questions.

Sincerely,

/s/Linda Cvrkel

Linda Cvrkel
Branch Chief